                           [CRUM & FORSTER LETTERHEAD]



July 8, 2002



VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C.  20549
Attn:  Jeffrey P. Riedler
       Assistant Director

                          Crum & Forster Holdings Corp.
                       Registration Statement on Form S-1
                File No. 333-84068 (the "Registration Statement")

Dear Mr. Riedler:

                  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Crum & Forster Holdings Corp. ("Crum & Forster") hereby requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed on March 8, 2002, and was amended on March 15, 2002 and April 17, 2002.

                  Given current unfavorable market conditions, Crum & Forster has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. None of Crum & Forster's securities was sold in connection with the offering.

                  We appreciate the time and effort expended by the Staff on our filings. If you have any questions regarding this request for withdrawal, please contact Stephen C. Centa of Shearman & Sterling at (416) 360-5131.

                                          Very truly yours,
                                          CRUM & FORSTER HOLDINGS CORP.

                                          /s/ Mary Jane Robertson


                                          Mary Jane Robertson
                                          Senior Executive Vice President and
                                          Chief Financial Officer




cc:   Lillian Cummins
               Securities and Exchange Commission
      Brice T. Voran
      Christopher J. Cummings
               Shearman & Sterling